Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 20, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Lauri Hanover, William Weisel and Ziv Levi and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 13, 2007, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Thursday, September 20, 2007 at 1:30 p.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

September 20, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.	To elect Naftali (Tali) Idan as an external director.	☐	☐	☐

2.	To elect Eugene Davis as a director.	☐	☐	☐

3.	To amend Article 6(a) of the Company’s articles of association to increase the authorized share capital of the Company by NIS 20 million.	☐	☐	☐

4.	To amend Article 40 of the Company’s articles of association.	☐	☐	☐

5.	To amend Article 65 of the Company’s articles of association.	☐	☐	☐

6.	To approve terms of compensation for Eugene Davis.	☐	☐	☐

7.	To approve terms of compensation for Naftali (Tali) Idan.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.